Exhibit 99.2

2005 1st half year
Closure of 18-month period

Wine and Spirits operating profit: € 287million + 7.9% (organic growth)

Net current profit: € 182 million +4.4% (+10.3% excluding Forex effect)

Dividend: € 1.08

Rapid integration of the Allied Domecq business

Paris, 22 September 2005 – The Board of Directors of Pernod Ricard, meeting on 21 September 2005, approved the financial statements for the 1st half of 2005 as well as those for the 18-month period ending 30 June 2005.

Wine and Spirits 1st half year

Wine and Spirits 2005 sales were € 1,650 million up 9.4% with a constant perimeter and exchange rates and up 8.8% excluding bulk sales. Operating profit of € 287 million was up by 7.9% (organic growth) and up by 2.4% after negative currency effect.

This good performance reflects the growth in volumes of a number of key brands (Chivas Regal, +19%, Martell +8%, Jameson +13%, The Glenlivet +6%, Royal Salute +8%)

Overall, the volumes of 12 key brands grew by 6% and their sales value by close to 11%. This improvement in profit was also due to control of operating costs (+6.5% with constant exchange rates) and despite the sharp increase in advertising and promotion expenditure (+13.1% with constant exchange rates).

Growth of the key brands was evident in all regions, except for France.

•                  Sales in Asia/Rest of the world grew (excluding currency effect) by 18.4%.  Due to the exceptional dynamism of this region, the decision was taken to greatly accelerate our advertising and promotion expenditure by 35% (excluding currency effect) to establish our brands with consumers and grow our market share. Despite this expenditure, operating profit grew by 8.1% (organic growth).

•                  The Americas reported the strongest growth in operating profit of 19.7%. North America (organic growth in operating profit of 7.6%) continued its sustained growth based on the increase in its portfolio of premium brands (Jameson, Wild Turkey, The Glenlivet and Chivas).  South America more than doubled its operating profit, due to a sharp increase for Chivas and other imported whiskies.

•                  Europe remained dynamic and reported organic growth of 8.6% in operating profit.  This performance, in a difficult environment, was based on a continued investment in people and advertising and promotion in Western European markets, where we gained market shares, and on the rapid emergence of certain new markets in Eastern Europe such as Russia and the Czech Republic, which are new areas of growth.

•                  In France, we offset the decline in our anise brands by the strength of our whisky, rum and vodka brands.  However, the advertising and promotion expenditure had a negative impact on operating profit, which fell by 9.6%.

1st half year consolidated financial statements

The net current profit was up 4.4% to € 182 million (up 10.3% excluding currency effect).

Consolidated operating profit was € 288 million, with only € 1 million from “Other Activities”. In total, the profit before tax grew by 1.2% to € 246 million. the tax rate was 23.9% compared to 26.4% at 30 June 2004.

Group net profit declined by 7.2% to € 157 million, due to an exceptional expense of € 20 million arising from the preparation for the Allied Domecq acquisition.

18-month financial statements

For the 18 months to 30 June 2005, consolidated sales were € 5,241 million, gross profit was € 3,447 million, and operating profit was € 1,030 million.

Group net profit was € 644 million.

Net debt at 30 June 2005 was € 1,991 million.

Dividend

The Board will propose to the General Meeting of 10 November 2005 the payment of a balance of dividend of € 1.08 payable on 17 November 2005.  This is in addition to the two previous interim payments of € 0.98 and € 1.16 paid in January and June 2005 respectively. The dividend for the 18 months period is thus € 3.22.

Allied Domecq acquisition

The acquisition of Allied Domecq, occurred on 26 July 2005 and the process of integration started immediately.  It has already been completed in many countries.

Commenting on both the Group results and the integration process, Patrick RICARD stated:

“I am pleased to note that the Allied Domecq integration has progressed rapidly.  This acquisition is a decisive strategic step in the development of our Group; our good results at the end of June 2005 and the growth prospects for the new brands acquired with Allied Domecq give me confidence in the success of the acquisition.”

Contacts:

Francisco de la VEGA / Communications VP	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations VP	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

www.pernod-ricard.com

ANNEXES

NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT

Net sales excluding duties and taxes	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004		Organic Growth		Forex Impact		Perimeter impact

Wine and spirits business	1,528	97.1%	1,650	98.5%	122	8.0%	144	9.4%	(17)	-1.1%	(5)	-0.3%
Other businesses	45	2.9%	25	1.5%	(20)	-44.0%	(3)	-6.2%	(0)	0.2%	(17)	-38.0%

Total	1,573	100%	1,675	100%	102	6.5%	141	9.0%	(17)	-1.1%	(22)	-1.4%

Operating profit	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004		Organic Growth		Forex Impact		Perimeter impact

Wine and spirits business	280	99.5%	287	99.7%	7	2.4%	22	7.9%	(15)	-5.2%	(1)	-0.3%
Other businesses	2	0.5%	1	0.3%	(1)	-45.4%	1	30.6%	—	1.3%	(1)	-77.3%

Total	282	100%	288	100%	6	2.1%	23	8.0%	(15)	-5.2%	(2)	-0.7%

Operating margin rate	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05

Wine and spirits business		18.3%		17.4%
Other businesses		3.4%		3.3%

Total		17.9%		17.2%

WINE & SPIRITS P&L

(M€)	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004

Net sales excluding duties and taxes		1,528		1,650		8.0%
Gross profit		1,019		1,089		7.0%
Distribution costs		(67)		(71)		6.0%
Advertising & Promotion costs		(344)		(384)		11.8%
Structure costs and selling costs		(329)		(348)		6.0%

Operating profit		280		287		2.4%

WINE & SPIRITS BY GEOGRAPHICAL AREA

(M€) Wine & Spirits France	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004		Organic Growth

Net sales excluding duties and taxes	270	100.0%	268	100.0%	(2)	-0.7%	(2)	-0.7%
Operating profit	43	15.9%	39	14.5%	(4)	-9.5%	(4)	-9.6%

Wine & Spirits Europe	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004		Organic Growth

Net sales excluding duties and taxes	586	100.0%	627	100.0%	42	7.2%	47	8.1%
Operating profit	116	19.7%	118	18.8%	3	2.2%	10	8.6%

Wine & Spirits Americas	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004		Organic Growth

Net sales excluding duties and taxes	325	100.0%	348	100.0%	23	7.2%	34	10.6%
Operating profit	55	17.0%	59	16.8%	3	6.0%	11	19.7%

Wine & Spirits Rest of world	pro forma 6 months 30.06.04		pro forma 6 months 30.06.05		2005/2004		Organic Growth

Net sales excluding duties and taxes	348	100.0%	406	100.0%	59	16.8%	64	18.4%
Operating profit	67	19.1%	71	17.6%	5	7.3%	5	8.1%

INCOME STATEMENT (6 MONTHS)

(M€)

	pro forma 6 months 30.06.04	pro forma 6 months 30.06.05	2005 / 2004

Net Sales excluding duties and taxes	1,573	1,675	6.5%
Cost of goods sold	(544)	(579)	6.5%
Advertising & Promotion costs, distribution costs	(416)	(458)	10.1%
Structure costs and selling costs	(332)	(351)	5.5%
Operating profit	282	288	2.1%
Net finance cost	(39)	(42)	7.5%
Profit before tax	243	246	1.2%
Net exceptional income	0	(20)	N/A
Income tax	(63)	(57)	-9.2%
Income from associates	0	(0)	ns
Goodwill amortisation	(7)	(7)	-0.8%
Net profit before minority interest	173	162	-6.6%
Minority interest	(4)	(5)	17.1%
Group Net profit	169	157	-7.2%

Net current profit *	175	182	4.4%

*      Profit before tax net of ordinary activities income tax , income from associates and minority interest

BALANCE SHEET

(M€)

Assets	30.06.03	30.06.05
Intangible assets and Goodwill	2,155	2,201
Tangible assets and investments	994	963
	—	—
Inventories	2,027	2,184
Receivables	1,468	1,342
Marketable securities	156	180
Cash and equilavents	153	128
Prepaid expenses and deferred charges	51	160
Bond redemption premium	40	25
Total assets	7,044	7,183

Equity and Liabilities	30.06.03	30.06.05
Shareholders’ equity	2,731	3,101
Minority interests	25	34
	—	—
Provisions for contingencies	519	488
Deferred tax liability	118	131
Financial debt including convertible bond	2,458	2,323
	—	—
Operating and other liabilities	1,183	1,103
Accrued charges and deferred income	10	2
Total equity and liabilities	7,044	7,183

CASH FLOW STATEMENT (6 MONTHS)

(M€)

	pro forma 6 months 30.06.04	pro forma 6 months 30.06.05
Net profit before minority interests restated from income of associates	173	161
Property, plant and equipment depreciation	45	46
Gains on disposals of fixed assets	(4)	5
Change in provisions and amortisation of brands and goodwills	(9)	(16)
Change in operating working capital	129	138
Change in non operating working capital and deferred taxes	(102)	(80)
Acquisition of PPE and intangibles (net of disposal)	(45)	(64)
Free Cash Flow	187	190
Acquisition (disposal) of financial assets and changes in consolidation scope	3	(111)
Dividends paid (including withholding Tax)	(150)	(139)
Foreign exchange impact	(33)	(87)
Net decrease (increase) in financial debt	7	(147)
Net financial debt at the beginning of the year	(2,109)	(1,844)
Net financial debt at the end of the year	(2,102)	(1,991)

INCOME STATEMENT (12 & 18 MONTHS)

(M€)

	pro forma	pro forma
	12 months	12 months	18 months	12 months
	30.06.04	30.06.05	30.06.05	2005 / 2004
Net Sales excluding duties and taxes	3,550	3,674	5,246	3.5%
Cost of goods sold	(1,217)	(1,256)	(1,799)	3.2%
Advertising & Promotion costs, distribution costs	(920)	(981)	(1,397)	6.7%
Structure costs and selling costs	(676)	(688)	(1,020)	1.8%
Operating profit	738	748	1,030	1.5%
Net finance cost	(87)	(92)	(131)	6.3%
Profit before tax	651	656	899	0.8%
Net exceptional income	59	16	17	-72.8%
Income tax	(172)	(173)	(236)	0.5%
Income from associates	0	(0)	(0)	N/A
Goodwill amortisation	(58)	(15)	(22)	-74.5%
Net profit before minority interest	480	484	657	0.8%
Minority interest	(9)	(9)	(13)	2.1%
Group Net profit	471	475	644	0.8%
	—
Net current profit *	471	482	656	2.2%

* Profit before tax net of ordinary activities income tax , income from associates and minority interest

CASH FLOW STATEMENT (12 & 18 MONTHS)

(M€)

	30.06.04	30.06.05	30.06.05
	12 months	12 months	18 months
Net profit before minority interests restated from income of associates	479	484	656
Property, plant and equipment depreciation	105	101	146
Gains on disposals of fixed assets	(136)	(52)	(56)
Change in provisions and amortisation of brands and goodwills	41	(21)	(31)
Change in operating working capital	(24)	(49)	80
Change in non operating working capital and deferred taxes	20	15	(87)
Acquisition of PPE and intangibles (net of disposal)	(111)	(97)	(141)
Free Cash Flow	373	381	567
Acquisition (disposal) of financial assets and changes in consolidation scope	140	(120)	(116)
Dividends paid (including withholding Tax)	(151)	(140)	(290)
Foreign exchange impact	20	(9)	(42)
Net decrease (increase) in financial debt	382	111	119
Net financial debt at the beginning of the year	(2,484)	(2,102)	(2,109)
Net financial debt at the end of the year	(2,102)	(1,991)	(1,991)